Filed by RightCHOICE Managed Care, Inc. pursuant to
             Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12of the Securities Exchange
                                                     Act of 1934.

                 Subject Company:  RightCHOICE Managed Care, Inc.
                               Commission File Number:  001-15907


On October 18, 2001, RightCHOICE Managed Care, Inc. and WellPoint Health Networks Inc. issued a joint press release announcing that RightCHOICE and WellPoint had entered into an Agreement and Plan of Merger, dated as of October 17, 2001. The text of the joint press release follows.

               WELLPOINT AND RIGHTCHOICE TO MERGE

TRANSACTION VALUES RIGHTCHOICE AT $66 PER SHARE, OR $1.3 BILLION,
WHICH PLACES A $733 MILLION VALUE ON RIGHTCHOICE SHARES OWNED BY
               THE MISSOURI FOUNDATION FOR HEALTH

         RIGHTCHOICE CHAIRMAN AND CEO JOHN O'ROURKE WILL
               LEAD WELLPOINT'S NEW MIDWEST REGION

       ADDITIONAL PRODUCT OFFERINGS AND ENHANCED CUSTOMER
         SERVICE CAPABILITIES OFFER GROWTH OPPORTUNITIES


Thousand Oaks, California and St. Louis, Missouri - WellPoint Health Networks Inc. (NYSE: WLP), one of the nation's largest publicly-traded health care companies, and RightCHOICE Managed Care, Inc. (NYSE:RIT), the largest managed care company in Missouri with total membership of 2.8 million, jointly announced today that they have signed a definitive agreement to merge in a transaction currently valued at $1.3 billion, or $66 per share, for RightCHOICE common stock.

"The merger with RightCHOICE represents an outstanding addition to the WellPoint family of companies," said Leonard D. Schaeffer, WellPoint chairman and chief executive officer. "It strengthens our presence in a key strategic market and will significantly diversify our business. RightCHOICE has strong management, customer-focused capabilities and a track record of performance in meeting the needs of Missouri's consumers through Blue Cross and Blue Shield of Missouri (BCBSMo), a brand that stands for quality and affordable health care services. In addition, RightCHOICE's HealthLink business provides quality medical networks and administrative services to employers and carriers in seven midwestern states. HealthLink will expand our product portfolio and self-funded business, offering diversification and outstanding growth potential."


"Joining with WellPoint is the right thing to do for our community, our members, our employees and stockholders," said John O'Rourke, RightCHOICE's chairman and chief executive officer. "We will continue as the leading health benefits organization in Missouri, with both BCBSMo and HealthLink based and managed here in Missouri.

"As a result of this continuity, we will continue to offer outstanding products and services to plan members, and build on our excellent relationships with network physicians and other healthcare professionals. We will continue our commitment to working constructively with physicians as our long-term partners. Further, we will continue to be focused on the interests of the community. As a result of affiliating with a larger national organization, we expect to generate greater opportunities for our employees."

ABOUT THE TRANSACTION
The transaction is structured as a merger of RightCHOICE with a wholly owned subsidiary of WellPoint and will be tax free with respect to the WellPoint stock to be received in the transaction. The consideration to be received by the stockholders of RightCHOICE in the merger for each of their shares will be comprised of either cash at $66 per share or WellPoint stock at a fixed exchange ratio of 0.6161 of a share of WellPoint stock for each share of RightCHOICE stock. RightCHOICE stockholders will be able to elect to receive cash or WellPoint stock subject to a prorationing mechanism which will maintain the overall mix of the total consideration of 30 percent cash and 70 percent WellPoint stock. The transaction will be accounted for under the purchase method of accounting.

The Missouri Foundation for Health, created in connection with last year's reorganization of RightCHOICE, currently owns 11.1 million shares of RightCHOICE worth $733 million as a result of this transaction. After giving effect to this transaction and the sale of RightCHOICE shares by The Missouri Foundation for Health earlier this year, RightCHOICE has created nearly $900 million in value for The Missouri Foundation for Health. The Missouri Foundation for Health has agreed to vote its shares, representing 57 percent of the outstanding shares of RightCHOICE, in favor of the transaction.

"We're  extremely  proud to deliver on our commitment  to  create value  for  The Missouri Foundation for Health far more  quickly,
and   with   a   far   greater  dollar  value   than   originally
contemplated," stated O'Rourke.

WellPoint also has a successful history of creating and funding charitable contributions. As part of the Company's recapitalization in 1996, charitable foundations in California were created with assets that today are worth more than $4 billion. In addition, WellPoint assisted with the $114 million funding of a charitable foundation in Georgia when the Company acquired Blue Cross Blue Shield of Georgia in March of 2001.

The WellPoint/RightCHOICE transaction will be subject to customary closing conditions, including approval of RightCHOICE's stockholders and various regulatory and third party consents.
WellPoint and RightCHOICE currently expect the transaction to close in the first quarter of 2002.

COMPATIBLE BUSINESS PHILOSOPHIES
"Our organizations have similar member-focused business philosophies, strategies and corporate cultures," said Schaeffer.
"We both have a common Blue Cross heritage and both our management teams have built businesses on a multi-state basis.

"We expect to share and implement best practices. For example, we have high regard for RightCHOICE's highly successful programs that have built strong relationships with physicians. These programs will complement and enhance WellPoint's efforts in other strategic geographies."

"WellPoint is one of America's most respected organizations, and has a track record of supporting and responding quickly to local needs." said O'Rourke. "Together, we'll have a stronger financial base and access to advanced technology that will provide broader health plan choices and improve communications with our members and physicians."

"This combination also offers achievable revenue and expense synergies going forward," said David C. Colby, WellPoint's executive vice president and chief financial officer. "Due to those synergies and RightCHOICE's cash flow, we anticipate that our return on this investment will exceed our cost of capital."

Together, WellPoint and RightCHOICE plan to execute a growth strategy in the Midwest region that leverages both BCBSMo and HealthLink's growth potential, introduces innovative medical and specialty products, and increases market penetration. The newly combined organization and its members will benefit from complementary management resources, market approaches and customer service-focused technology. WellPoint currently has a significant presence in the Midwest region marketing products under UNICARE that serves nearly one million medical members.

John O'Rourke, chairman and chief executive officer of RightCHOICE, will lead WellPoint's new Midwest Region. This region will include RightCHOICE, BCBSMo, HealthLink, and upon completion of the merger, WellPoint's UNICARE business in the Midwest.

WellPoint is based in Thousand Oaks, California.

COMPANY FACTS:

AS OF JUNE 30, 2001      WELLPOINT      RIGHTCHOICE          COMBINED
Assets                 $7.0 billion     $714 million       $7.7 billion
Medical Members        9,835,000        2,811,000*         12.6 million
Associates             14,000           2,300              16,300

12 MONTHS ENDED JUNE 30, 2001
Total Revenues         $10.6 billion    $1.1 billion       $11.7 billion
Net Income             $375 million     $47  million       $422 million

* Includes workers' compensation self-funded members

CONFERENCE CALL AND WEBCAST
WellPoint and RightCHOICE will host a conference call and live webcast on Thursday, October 18, 2001, at 8:30 a.m. Eastern time to discuss this transaction. The conference call can be accessed by dialing
888-209-3807, reservation number 19894457, ten minutes prior to the call. There will not be a replay of the conference call.

Investors, analysts and the general public are also invited to listen to the conference call over the Internet by visiting WellPoint's website at www.WellPoint.com and clicking on
"Investor Information." To listen to the live call on the website, please visit the WellPoint website at least 20 minutes early to download and install any necessary audio software.

Individuals who listen to the call will be presumed to have read WellPoint's Annual Report on Form 10-K for the year ended December 31, 2000 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, including the discussion under the caption "Factors That May Affect Future Results of Operations."

ABOUT WELLPOINT
WellPoint Health Networks serves the health care needs of more than 9.8 million medical and over 42 million specialty members through Blue Cross of California, Blue Cross Blue Shield of
Georgia and UNICARE. The Company offers a broad spectrum of quality network-based health products including open access PPO, POS and hybrid products, HMO and specialty products. Specialty products include pharmacy benefit management, dental, utilization management, vision, mental health, life and disability insurance, long term care insurance, flexible spending accounts, COBRA administration, and Medicare supplements.

WellPoint is headquartered in Thousand Oaks, California, and operates in California, Georgia and Texas, and the Midwest, Mid-Atlantic and Northeast regions. In March 2001, WellPoint merged with Blue Cross Blue Shield of Georgia, the largest health plan in Georgia. WellPoint is an S&P 500 company and has been named the most admired health services company in the nation by Fortune magazine for three consecutive years.

ABOUT RIGHTCHOICE
RightCHOICE serves 2.8 million total members and is the largest provider of health care benefits in Missouri. RightCHOICE does business in Missouri under the name Blue Cross and Blue Shield of Missouri and through its HealthLink subsidiary also provides network rental, administrative services, workers' compensation and other non-underwritten health benefit programs in Missouri and six neighboring states. RightCHOICE is an independent licensee of the Blue Cross and Blue Shield Association.

CAUTIONARY STATEMENTS:
Certain statements contained in this press release are forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, nonacceptance of managed care coverage, business conditions and competition among managed care companies, rising health care costs, trends in medical loss ratios, health care reform, delays in receipt of regulatory approvals for pending transactions and other regulatory issues. Additional risk factors are listed from time to time in the Company's various SEC reports, including, but not limited to, the Company's Annual Report on Form 10-K for the year ended December 31, 2000.


This news release may be deemed to be solicitation material in respect of the proposed merger of RightCHOICE by WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Stockholders of RightCHOICE are encouraged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers will be included in the final proxy statement-prospectus.